[redacted]

09055725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34706 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEXAKOMA FINANCIAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE. 600, GRANITE PARK 3
(No. and Street)

PLANO (City) TX (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650, HIGHLAND VILLAGE, TX 75077
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, SCOTT KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Catherine A Colvin
Notary Public, State of Texas
My Commission Expires:
April 6, 2011

Signature

PRESIDENT

Title

Catherine A. Colvin

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have audited the statement of financial condition of Texakoma Financial, Inc. (a Texas corporation) as of December 31, 2008 and 2007, and the related statements of income and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 19, 2009

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

**TEXAKOMA FINANCIAL, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2008 AND 2007**

ASSETS

| | 2008 | 2007 |
|---|---|---|
| ASSETS: | | |
| Cash | $ 661,519 | $ 616,766 |
| Accounts receivable-draw | 27,663 | 27,435 |
| Accounts receivable-affiliate | 138,082 | 275,702 |
| Prepaid expense | 45,195 | 23,537 |
| Deferred tax asset | 7,454 | 9,693 |
| TOTAL ASSETS | $ 879,913 | $ 953,133 |

LIABILITIES AND STOCKHOLDER EQUITY

| | 2008 | 2007 |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable-trade | $ 7,114 | $ 648 |
| Accrued commissions | 100,909 | 236,036 |
| Accrued expenses and other | 30,353 | 41,895 |
| Total liabilities | 138,376 | 278,579 |
| STOCKHOLDER EQUITY : | | |
| Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding | 6,000 | 6,000 |
| Additional paid-in capital | 707,807 | 655,807 |
| Retained earnings | 27,730 | 12,747 |
| Total stockholder equity | 741,537 | 674,554 |
| TOTAL LIABILITIES AND STOCKHOLDER EQUITY | $ 879,913 | $ 953,133 |

The accompanying notes are an integral part of these financial statements.

## TEXAKOMA FINANCIAL, INC.
## STATEMENT OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| REVENUES | | |
| Commission income | $ 5,707,640 | $ 5,317,400 |
| Other income | - | 35,000 |
| Total revenues | 5,707,640 | 5,352,400 |
| EXPENSES: | | |
| Commissions | 3,628,166 | 3,299,355 |
| Salaries and wages | 2,222,039 | 2,144,074 |
| Bad debts | - | 1,802 |
| Payroll and general taxes | 270,036 | 221,060 |
| Profit sharing contribution | 36,146 | 29,644 |
| Registration | 22,457 | 27,608 |
| Professional fees | 24,256 | 23,600 |
| Administration | 168,710 | 168,376 |
| Compliance expense | 100,000 | 100,000 |
| Leads | 38,134 | 38,367 |
| Rent | 138,402 | 93,435 |
| Communications | 58,511 | 53,534 |
| Postage and delivery | 143,552 | 93,604 |
| Other operating expenses | 187,547 | 227,670 |
| Reimbursed expenses | (1,347,538) | (1,167,937) |
| Total expenses | 5,690,418 | 5,354,192 |
| INCOME (LOSS) BEFORE INCOME TAXES | 17,222 | (1,792) |
| PROVISION FOR INCOME TAXES | | |
| Deferred tax benefit (expense) | (2,239) | - |
| NET INCOME (LOSS) | $ 14,983 | $ (1,792) |

The accompanying notes are an integral part of these financial statements.

**TEXAKOMA FINANCIAL, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**AS OF DECEMBER 31, 2008 AND 2007**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Totals |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2006 | 6,000 | 604,807 | 14,539 | 625,346 |
| Capital contributions | | 51,000 | | 51,000 |
| Net income (loss) | | | (1,792) | (1,792) |
| BALANCE, DECEMBER 31, 2007 | 6,000 | 655,807 | 12,747 | 674,554 |
| Capital contributions | | 52,000 | | 52,000 |
| Net income (loss) | | | 14,983 | 14,983 |
| BALANCE, DECEMBER 31, 2008 | $ 6,000 | $ 707,807 | $ 27,730 | $ 741,537 |

The accompanying notes are an integral part of these financial statements.

**TEXAKOMA FINANCIAL, INC.**
**STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS**
**AS OF DECEMBER 31, 2008 AND 2007**

The Company had no liabilities subordinated to creditors at December 31, 2008, nor at December 31, 2007

The accompanying notes are an integral part of these financial statements.

# TEXAKOMA FINANCIAL, INC.
## STATEMENTS OF CASH FLOWS
## FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities - | | |
| Net income (loss) | $ 14,983 | $ (1,792) |
| Adjustments to reconcile net earnings to net cash provided (used) by operating activities - | | |
| Net Change: | | |
| Accounts receivable | 137,392 | (88,838) |
| Prepaid expenses | (21,658) | (2,923) |
| Deferred tax asset | 2,239 | - |
| Accounts payable-trade | 6,466 | (6,587) |
| Accrued commissions | (135,127) | (155,539) |
| Accrued expenses and other | (11,542) | (8,752) |
| Net cash used by operating activities | (7,247) | (264,431) |
| Investing activities: | | |
| Capital contributions | 52,000 | 51,000 |
| Increase (decrease) in cash | 44,753 | (213,431) |
| Cash at the beginning of the year | 616,766 | 830,197 |
| Cash at end of year | $ 661,519 | $ 616,766 |
| Supplemental Disclosures of Cash Flow Information: | | |
| Cash paid during the year for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

**TEXAKOMA FINANCIAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2008 AND 2007**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization -**

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

**Method of accounting -**

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

**Cash and cash equivalents -**

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

**Basis of presentation -**

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

**Accounting estimates -**

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

**Income taxes -**

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

**Adoption of SFSA No. 130 -**

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

## 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $523,143, which was $513,918 in excess of its required net capital of $9,225. At December 31, 2007 the Company had net capital of $338,187, which was $319,616 in excess of its required net capital $18,571.

## 3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. The affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company. Texakoma Operating, LP is the originator of the oil & gas investment ventures.

## 4. INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The statement requires that deferred income taxes reflect the tax effects of timing differences in reporting the results of operations for financial statement and income tax purposes. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2008 and 2007.

The Company's deferred tax assets of $7,454 at December 31, 2008 and $9,693 at December 31, 2007 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $52,400 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2008, along with the expiration dates are listed below.

| Year generated | NOL Remaining | Year of Expiration |
|---|---|---|
| 2001 | 23,727 | 2021 |
| 2003 | 7,293 | 2023 |
| 2005 | 19,588 | 2025 |
| 2007 | 1,792 | 2027 |
| Total | $ 52,400 | |

## 5. RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from affiliated companies, see note 3. These companies have common ownership. Accounts receivable at December 31, 2008 and 2007 were due from these affiliated companies as follows:

| | 2008 | 2007 |
|---|---|---|
| Accounts receivable - commissions | $ 138,082 | $ 275,702 |
| Accounts receivable - other | 27,663 | 27,435 |
| Total | $ 165,745 | $ 303,137 |

An affiliated company reimbursed the Company $1,347,538 in 2008 and $1,167,937 in 2007 for operating costs.

The sole shareholder of the Company has a management agreement with the Company to provide management services. The agreement calls for a management fee equal to $12,000 annually. However, the shareholder has elected not to receive the fee for 2008 and 2007. The shareholder received no compensation for the year ended December 31, 2008 and none for the year ended December 31, 2007.

## 6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401 (k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $15,500 in 2008 and $15,500 in 2007. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2008 and 2007 were $36,146 and $29,644, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

## 7. SIGNIFICANT CONCENTRATIONS OF CASH

The Company has deposits in a financial institution. This institution insures deposits up to a specified limit. Deposits at December 31, 2008 and 2007 at this institution were $661,519 and $616,766 of which $250,000 and $100,000 was insured, respectively.

SUPPLEMENTARY INFORMATION

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co. LLP

Highland Village, Texas
February 19, 2009

**TEXAKOMA FINANCIAL, INC.**
**SUPPLEMENTARY INFORMATION**
**DECEMBER 31, 2008**

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

| | | |
|---|---|---|
| Excess net capital: | | |
| Total stockholder equity | $ | 741,537 |
| Less non-allowable assets: | | |
| Accounts receivable - draw | | 27,663 |
| Accounts receivable - affiliate | | 138,082 |
| Prepaid expenses | | 45,195 |
| Deferred tax asset | | 7,454 |
| Net capital | | 523,143 |
| Minimum net capital required | | 9,225 |
| Excess net capital | $ | 513,918 |
| Aggregate indebtedness to net capital: | | |
| Accounts payable and accrued expenses | $ | 138,376 |
| Aggregate indebtedness | $ | 138,376 |
| Ratio: aggregate indebtedness to net capital: | | 26% |

| | | |
|---|---|---|
| The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2008 FOCUS report is as follows: | | None |
| FOCUS Report: | $ | 523,143 |
| Net Capital per audit report | $ | 523,143 |

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

The accompanying notes are an integral part of these financial statements.

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION (FOR SEC FILING PURPOSES)

World Group Securities, Inc.
Years Ended December 31, 2008 and 2007
with Report and Supplementary Report of
Independent Registered Public Accounting Firm